

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2016

Simon Turner
President and Chief Executive Officer
Huntsman Spin Corporation
Titanium House, Hanzard Drive, Wynyard Park,
Stockton-On-Tees, TS22 5FD, United Kingdom

> **Re:** **Huntsman Spin Corporation**
> **Form 10-12B**
> **Filed October 28, 2016**
> **File No. 001-37934**

Dear Mr Turner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1 to Form 10
General

1. Please include interim financial statements for the period ended September 30, 2016. Please similarly update all financial information throughout your filing. See Rule 3-12(a) of Regulation S-X.

2. We note throughout the registration statement, you have omitted information such as the percentage of common represented by the Class B shares. Please include this information with your next amendment or tell us why you are unable to do so.

3. Please file all material agreements as exhibits to this information statement, including the Separation and Distribution Agreement, Employee Matters Agreement, Tax Matters Agreement, Intellectual Property License Agreement, Transition Services Agreement,

Master Lease Agreement, Stockholder's and Registration Rights Agreement and any agreements pursuant to your financing and indebtedness arrangements.

4. We note your disclosure on page 26 and on page 34 about the proposal introduced in the EU to classify TiO2 as potentially carcinogenic and the impact that may have on your product sales. Please broaden your disclosure to discuss the potential litigation liability, if any, associated with such classification. For example, please explain what consideration you have given to providing disclosure relating to:
    *   company exposure to product liability claims or claims from employees working with this compound;
    *   potential indemnification of Huntsman and whether this factored into management's decision to spin-off;
    *   liquidity concerns in light of potential liability and levels of post-spin indebtedness that Spinco will assume.

Reasons for the Spin-off, page14

5. In the fourth bullet of this section and on page 56, you cite a reason for the spin-off is to "afford each company direct access to the debt and equity capital markets." However, we note your disclosure on page 19 that the indebtedness you will take on in this transaction "may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to [you]." Please revise this reason for the spin-off to reconcile this disclosure.

Risks Related to Spin-Off, page 27

6. In bullets 9 and 10 on page 27, you refer to "significant tax liabilities for periods during which Huntsman operated [your] business" and the amount of liabilities that "may be impacted by elections or decisions Huntsman makes on [your] behalf." We note you include more detail in the risk factors on page 49, however, you have not disclosed why you believe this is a risk. Please disclose whether you have reason to believe the group may have tax liabilities outstanding from prior years and, if so, disclose the source and potential amount of liability, and why there is uncertainty.

Treatment of Long-Term Incentive Awards for Current and Former Employees, page 65

7. You have described multiple scenarios regarding the conversion of these awards and it appears two scenarios involving converting awards into Class B stock may be relevant for the table of beneficial holders on page 143. Please revise your disclosure to address how you plan to account for the shares of SpinCo held by management and incorporate these into the table.

Unaudited Pro Forma Condensed Combined Financial Information , page 75

8. Please note that once you have provided the pro forma financial information, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations , page 85
Results of Operations, page 93

9. Please expand your disclosure to discuss the main cost drivers affecting your operating expenses and how those costs impacted your consolidated and segment earnings during each period presented, as well as management's expectations of how they may impact future results in order for an investor to understand all material items impacting your results. As an example; we note that for the period ended June 30, 2016, sales on a consolidated basis decreased by 7% yet operating expenses decreased by 22%; however there does not appear to be a robust analysis of the reasons behind this significant decrease in operating expenses. As another example, we note that for the period ended December 31, 2015, sales on a consolidated basis increased by 8% while operating expenses increased by 17% with a similar lack of disclosure around the material drivers impacting such change. As such, your narrative should include a discussion quantifying the significant components of your operating expenses including material components of any general and administrative expenses, analysis of the changes, and discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

10. Please expand your disclosures at the segment level for all periods presented to quantify all material factors disclosed that are impacting segment Adjusted EBITDA. Please ensure your disclosures include a robust discussion and anlaysis about the reasons for the change wherever possible. A few examples of some of the factors disclosed without quantification include but are not limited to:

- For the six months ended June 30, 2016 compared to the six months ended June 30, 2015, segment adjusted EBITDA decreased primarily in the Pigments and Additives segment due to lower margins for TiO2;
- For the six months ended June 30, 2016 compared to the six months ended June 30, 2015, segment adjusted EBITDA in the Textiles segment increased primarily due to higher margins from lower material costs and lower selling, general and administrative expenses; and
- For the year ended December 31, 2015 compared to December 31, 2014, segment adjusted EBITDA in the Pigments and Additives segment decreased primarily due to lower contribution margin for TiO2 and the negative impact from the manufacturing disruption at your Uerdingen,

Germany facility partially offset by lower fixed costs due to benefits or your restructuring activities.

Please refer to Items 303(a)(3)(i) of Regulation S-X and Sections 501.12.b.3 and 501.12.b.4 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 99

11. We note your disclosure that after the spin-off, you will not receive any cash contributions from Huntsman or the cash pooling program that you historically had access to and that you expect to enter into new financing agreements prior to the separation that will be used to make a cash distribution to Huntsman as part of the spin-off and repay certain assumed liabilities from Huntsman. We further note that you believe that your future needs for capital expenditures and expenditures and acquisitions will be met by available cash at the distribution date, cash generated from operations and borrowings under the financing arrangements. In light of the fact that the Company has a working capital deficit of $575 million as of June 30, 2016 and $405 million as of December 31, 2015, cash flow from operations that have been less than your capital expenditures in fiscal years 2013 and 2014 and only $20million and $33 million more than such expenditures for fiscal years 2015 and six months ended June 30, 2016 respectively; it is not apparent whether you have the existing resources needed to fulfill all expected liquidity obligations in 2016. Furthermore, it is not apparent whether such factors or others may be considered known constraints that may impact SpinCo's ability to obtain all the necessary financing that is anticipated prior to separation. As such, please quantify the expected short term and long term liquidity impact of the expected cash inflows and outflows for readers to fully understand your expected liquidity requirements and whether there are available resources to satisfy these obligations. See section 501.13.b of the Financial Reporting Codification.

12. Please revise your disclosures to also include a footnote to your table of contractual obligations which summarizes the new indebtedness to be entered into in connection with this transaction once known.

Executive Compensation, page 141

13. At a minimum, compensation disclosure is required for the most recently completed fiscal year pursuant to the requirements of Item 6 of Form 10 and Item 402 of Regulation S-K. Please revise your disclosure accordingly. In your supplemental response, please advise us whether additional years of compensation information are required to be presented. In forming your analysis, please specifically address the topics contained in Question 217.01 of our Regulation S-K Compliance and Disclosure Interpretations.

Report of Independent Registered Public Accounting Firm, page F-2

14. The Report of Independent Registered Public Accounting Firm does not include the city and state where the report was issued as required by Rule 2-02 of Regulation S-X. Please provide an updated report in an amended filing.

Note 7. Variable Interest Entities, page F-42

15. We note that you hold variable interests in three joint ventures for which you are considered the primary beneficiary and as such consolidate those entities in your financial results. We further note that you also present the assets and liabilities of the VIEs separately on the face of the balance sheet. Please expand your disclosures to indicate how your involvement with the VIEs also affects your financial performance and cash flows for each of the periods presented. In providing your response please quantify the amount of revenues generated by the VIEs that are reflected in your consolidated numbers for each of the periods presented. See ASC 810-10-50-2AA.

Note 11. Restructuring, Impairment and Plant Closing Costs

16. We note your disclosures related to the various restructuring programs that SpinCo has initiated. Please expand your disclosures for your restructuring actions to also provide the total amount expected to be incurred as required by ASC 420-10-50-1.b.1. In that regard we note your disclosures in your MD&A that you expect to incur additional charges following the spin-off under your 2011 Textiles effects program, the 2014 global competitiveness program in your Pigments and Additives segment and your "black end" manufacturing and ancillary activities restructuring program at the Calais, France site. Additionally, please expand your disclosures here or within MD&A to quantify the impact the restructuring activities had on your operating income (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results were in line with management's expectations when the restructuring activities were initiated. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Note 18. Income Taxes, page F-52

17. We note that you present a net deferred tax asset position of $231 million and $239 million for the years ended December 31, 2015 and December 31, 2014 respectively. However, we also note that you have generated losses before income taxes over the past three years and for the six months ended June 30, 2016. Please tell us and revise your disclosure to provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets.

<u>Note 24.Operating Segment Information, page F-72</u>

18. Please explain to us how you considered ASC 280-10-50-40 in your determination that product line disclosures are not required. We note from your disclosures that you appear to sell products across multiple product lines.

19. Your table on page F-74 indicates that sales to customers in Other nations around the world comprised approximately 57%, 61% and 64% of your total revenues for the years ended December 31, 2015, and December 31, 2014, and December 31, 2013 respectively. Please tell us how you considered ASC 280-10-50-41(a) and supplementally confirm that you did not derive a material amount of revenues from external customers from any individual country within the rest of the world for any of the periods presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551- 3891 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction